February 4, 2010
VIA EDGAR AND FACSIMILE TO (703) 813-6985
Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549
Re:	SMART Modular Technologies (WWH), Inc. Form 10-K for fiscal year ended August 28, 2009 Filed November 9, 2009 Form 10-Q for the quarterly period ended November 27, 2009 File No. 0-24790
Dear Mr. Vaughn:
SMART Modular Technologies (WWH), Inc. (the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 22, 2010, with respect to the above referenced filings.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
Form 10-K for fiscal year ended August 28, 2009
Item lA. Risk Factors, page 9
We receive certain beneficial tax treatment as a result of being..., page 20
1.	We note from your disclosure under this risk factor that you receive certain beneficial tax treatment as a result of being a Cayman Islands company and that legislation has been introduced in the U.S. Congress that is intended to reform applicable tax laws. In your future filings, please clarify the nature of the beneficial tax treatment you receive as a result of being a Cayman Islands company and to the extent known, provide greater clarification as to the risk presented by the proposed legislation.
Response: The Company acknowledges the Staff’s comments and will make enhanced disclosures in future filings accordingly.

Securities and Exchange Commission
February 4, 2010

Item 7. Management’s Discussion and Analysis..., page 36
2.	We note from your disclosure under the risk factor “Sales to a limited number of customers represent...” on page 19 that your sales to Hewlett-Packard during fiscal 2009, 2008 and 2007 declined and that “[d]uring this time period, [y]our sales to Hewlett-Packard have declined both in absolute dollars and as a percentage of [y]our net sales and [you] expect that net sales to Hewlett-Packard will continue to decline in the future.” In your future filings, please expand your disclosure to provide your investors with more insight on known trends. For example, why do you expect your sales to Hewlett-Packard to continue to decline, and based on known trends, how do you expect those declines to affect your sales, operating results and financial condition?
Response: The Company acknowledges the Staff’s comments and will expand disclosures in future filings accordingly.
Item 9A. Controls and Procedures, page 48
3.	We note your disclosure that “SMART’s Principal Executive Officer and Principal Financial Officer have concluded that SMART’s disclosure controls and procedures...are effective to ensure that information required to be disclosed by SMART in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” In your future filings, please also clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you could simply refer to the definition of “disclosure controls and procedures” in Exchange Act Rules 13a-15(e) or 15d-15(e) as you have done in your report for the quarterly period ended November 27, 2009 when disclosing your effectiveness conclusion.
Response: The Company acknowledges the Staff’s comments and will refer to the definition of “disclosure controls and procedures” in Exchange Act Rules 13a-15(e) or 15d-15(e) in future filings.

Securities and Exchange Commission
February 4, 2010

4.	We note your statement that “management believes that, as of August 28, 2009, the Company’s internal control over financial reporting is effective.” It does not appear that you have reached a conclusion that these internal controls over financial reporting are effective. Please revise future filings to address your conclusions regarding the effectiveness of your internal control over financial reporting.
Response: The Company acknowledges the Staff’s comments and will revise future filings accordingly.
- Evaluation of Disclosure Controls and Procedures, page 48
5.	We note your disclosure that the principal executive officer and principal financial officer concluded that your disclosure controls and procedures “are effective to ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Revise your disclosures in future filings to clarify, if true, that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
Response: The Company acknowledges the Staff’s comments and will revise its disclosures in future filings accordingly.
Item 11. Executive Compensation, page 49
Cash Incentives, page 18
6.	While we note your disclosure of your fiscal 2009 EBIT target at the top of page 18, we note that it appears you have not disclosed the quarterly performance targets that must be achieved in order for named executive officers to receive bonus awards under your cash incentive program. Please confirm that you will provide such disclosure in your future filings, as applicable. To the extent that you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Regulation S-K Item 402(b), please provide us with a detailed explanation supporting your conclusion. If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question

Securities and Exchange Commission
February 4, 2010

118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
Response: The Company acknowledges the Staff’s comments and hereby confirms that it will provide the appropriate disclosures pursuant to the Staff’s comments in future filings, as applicable.
7.	We note your disclosure that your cash incentive program “is designed to reward individual performance” in addition to company performance. However, your current disclosure does not specify how cash incentives reflect each named executive officer’s individual performance. Therefore, please provide an enhanced discussion and analysis in future filings as to how the Compensation Committee evaluates the individual performance, both quantitative and qualitative, and specific contributions of each named executive officer when determining cash incentives. Refer to Regulation S-K Item 402(b)(2)(vii). Please also apply this comment to your “Equity Compensation” disclosure that appears on page 19. We note in this regard your disclosure that individual equity awards are determined in part by individual performance, which you deem as one of the two “most important” factors.
Response: The Company acknowledges the Staff’s comments and will provide enhanced discussion and analysis in future filings accordingly.
Item 13. Certain Relationships and Related Transactions..., page 49
Certain Relationships and Related Party Transactions, page 25
8.	It is unclear from your present disclosure what policies and procedures the Audit Committee uses for the review, approval, or ratification of your related person transactions. Please expand your disclosure in future filings to explain the material features of your related party transaction policies and procedures. Your revised disclosure should describe what parameters are used by the Audit Committee in evaluating related person transactions and how your policies and procedures are evidenced. Please refer to Item 404(b)(1) of Regulation S-K.
Response: The Company acknowledges the Staff’s comments and will expand and revise disclosures in future filings accordingly to comply with Item 404(b)(1) of Regulation S-K.

Securities and Exchange Commission
February 4, 2010

Exhibits 31.1 and 31.2
9.	We note that you have omitted the required reference to “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” from the introduction of paragraph 4 of your certifications. The required certifications must be in the exact form prescribed. Please amend your filing to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.
Response: Pursuant to telephonic discussions with the Staff, the Company filed Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended August 28, 2009, which contains the cover page, explanatory note, signature page and the corrected Section 302 certifications required by Item 601(b)(31) of Regulation S-K.
Form 10-Q for the quarterly period ended November 27, 2009
Item 2. Management’s Discussion and Analysis..., page 18
10.	We note your disclosure on page 22 that you had “decreased net sales from display and embedded computing products, a product line that [you] plan to exit.” In your future filings, please clarify which product line you plan to exit and expand your disclosure to provide your investors with more insight on known trends. For example, why do you plan to exit the product line and based on known trends, how do you expect exiting that product line will affect your sales, operating results and financial condition.
Response: The Company acknowledges the Staff’s comments and will make enhanced disclosures in future filings accordingly.
Signature Page, page 28
11.	In your future filings, please also indicate by parenthetical disclosure who has signed your report in their capacity as principal accounting officer or controller. Refer to General Instruction D to Form 10-K. In your future 1O-Q filings, please also indicate by parenthetical disclosure who has signed those reports in their capacity as principal financial or chief accounting officer. Refer to General Instruction G of Form l0-Q.
Response: The Company acknowledges the Staff’s comments and will indicate by parenthetical disclosure who has signed its report as principal accounting officer or controller in future 10-K filings, and who has signed its report as principal financial or chief accounting officer in future 10-Q filings.

Securities and Exchange Commission
February 4, 2010

In connection with the responses above, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or concerns with respect to the foregoing, please contact the undersigned at (510) 624-8132 or by facsimile at (510) 624-8231.

Sincerely,

/s/ IAIN MacKENZIE
Iain MacKenzie
President and Chief Executive Officer

cc:	Via Facsimile (650) 752-3604 Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP